Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment No. 15 to the Schedule 13D filed with the Commission on February 19, 2025 with respect to the Class A Ordinary Shares, par value $0.00005 per share, of GDS Holdings Limited is filed on behalf of each of us, and any further amendments thereto executed by each of us shall be filed on behalf of each of us, pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each future amendment thereof.

Each of the undersigned agrees to be responsible for the timely filing of the Amendment No. 15 to the Schedule 13D and any relevant amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the relevant filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 19th day of February, 2025.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By: /s/ Chan Jen Keet
    Name: Chan Jen Keet
    Title: Company Secretary

STT COMMUNICATIONS LTD

By: /s/ Chan Jen Keet
    Name: Chan Jen Keet
    Title: Company Secretary

STT GARNET PTE. LTD.

By: /s/ Chan Jen Keet
    Name: Chan Jen Keet
    Title: Company Secretary

TEMASEK HOLDINGS (PRIVATE) LIMITED

By: /s/ Jason Norman Lee
    Name: Jason Norman Lee
    Title: Authorised Signatory